                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                            (Amendment No. 1 - Final)

                         LIONS GATE ENTERTAINMENT CORP.
                         ------------------------------
                                (Name of Issuer)

                             SHARES OF COMMON STOCK
                             -----------------------
                         (Title of Class and Securities)


                                   535919 20 3
                                   -----------
                      (CUSIP Number of Class of Securities)


                                  FRANK GIUSTRA
                             3123-595 BURRARD STREET
                              VANCOUVER, BC V7X 1J1
                                 (604) 609-6100


--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 14, 2003
                                  ------------
             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this Statement: [ ]

                         (continued on following pages)
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(1)   NAME OF REPORTING PERSON

            Frank Giustra

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)      [ ]
                                                                 (b)      [ ]

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS

            N/A

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                          [ ]

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            CANADA

                           : (7) SOLE VOTING POWER
                           :       757,401
                           -------------------------------------------
Number Of Shares           : (8) SHARED VOTING POWER
Beneficially Owned         :
By Each Reporting          -------------------------------------------
Person With                : (9) SOLE DISPOSITIVE POWER
                           :       757,401
                           -------------------------------------------
                           : (10) SHARED DISPOSITIVE POWER
                           :
                           -------------------------------------------

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            757,401 SHARES

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.7%

(14)  TYPE OF REPORTING PERSON

IN/HC


                                  Page 2 of 4
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Item 1.

This statement relates to the common stock, without par value ("Common Stock"), of Lions Gate Entertainment Corp., a British Columbia corporation ("Lions Gate") with its principal executive office at 3123-595 Burrell Street, Vancouver, BC, V7X 1J1.

Item 4.     Purpose of Transaction.

Giustra has sold 2,500,000 shares of Common Stock of Lions Gate to ENT Holding Corporation, a Delaware corporation, at a price of US$2.20 per share in a privately negotiated transaction.

Giustra does not as of the date of this filing have any specific plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a), (b), (c), (e), (f), (g), (h), (i) and (j) of Item 4 of
Schedule 13D. With respect to subparagraph (d) of Item 4 of Schedule 13D, Giustra notes that he resigned as a director of Lions Gate in on May 14, 2003. Giustra may in the future acquire shares of Common Stock of Lions Gate.

Item 5:     Interest in Securities of the Issuer.

(1)   Giustra owns 757,401 shares of Common Stock of Lions Gate.

(e) Giustra ceased to be the beneficial owner of 5% or more of Common Stock of Lions Gate on May 14, 2003.


                                  Page 3 of 4
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                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2003
                                    By:         /s/  FRANK GIUSTRA
                                    Name:       Frank Giustra



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